SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2004

FRESENIUS MEDICAL CARE CORPORATION

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes                   No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82

     Pursuant to the provisions of General Instruction B to Form 6-K, Fresenius Medical Care Aktiengesellschaft (the “Registrant”) is disclosing the following information:

     On or about April 19, 2004 the Registrant will mail its 2003 Annual Report to shareholders. Registrant is also distributing to holders of American Depositary Receipts representing Registrant’s Ordinary shares (i) the agenda for Registrant’s Ordinary General Meeting, (ii) a voting instruction card for ADR holders, (iii) the report of Registrant’s Supervisory Board for 2003, (iv) certain additional information relating to Registrant’s equity securities, Registrant’s Directors and Senior Management and management compensation, including options (collectively, the “Supplemental Management information”) and (v) a Summary Annual Report to Shareholders. The information described in items (i) through (iv) is being filed with this Report. Copies of Registrant’s Summary Annual Report to Shareholders for 2003 and Registrant’s complete Annual Report to Shareholders are being filed as a paper filing under cover of a separate Form 6-K pursuant to Regulation S-T Rule 101(b)(1). Registrant’s Annual Report to Shareholders may also be accessed through Registrant’s web site, www.fmc-ag.com.

Financial Statements, Pro Forma Financial Information and Exhibits.

   a) Financial Statements of Business Acquired
         Not applicable.

   b) Pro forma Financial Information
         Not applicable.

   c) Exhibits

Exhibit 99.1	Agenda for Ordinary General Meeting to be held May 27, 2004 published on April 14, 2004 in the German electronic-Bundesanzeiger (Federal Gazette).
Exhibit 99.2	Voting Instruction Card for holders of American Depositary Receipts representing the Registrant’s Ordinary bearer shares
Exhibit 99.3	Report of the Registrant’s Supervisory Board for the 2003 Financial Year
Exhibit 99.4	Supplemental Management Information for Registrant

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

     DATE: April 14, 2004

FRESENIUS MEDICAL CARE AKTIENGESELLSCHAFT

By: /s/ DR. BEN LIPPS
Name: Dr. Ben Lipps Title: Chairman of the Management Board

By: /s/ LAWRENCE ROSEN
Name: Lawrence Rosen
Title: Chief Financial Officer